Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 33-51149
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 15, 1995)

                                  $100,000,000
                            PAINE WEBBER GROUP INC.
                             6 3/4% NOTES DUE 2006

                                  ------------

    Interest on the Notes will accrue from January 29, 1996 and will be payable semi-annually on February 1 and August 1, beginning August 1, 1996.

    The Notes will mature on February 1, 2006 and are not redeemable prior to maturity.

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS. ANY REPRESENTATION          TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

                                         Price                Underwriting              Proceeds
                                           to                Discounts and                 to
                                       Public(1)              Commissions            Company(1)(2)
Per Note..........................       99.626%                  .60%                  99.026%
Total.............................     $99,626,000              $600,000              $99,026,000

(1) Plus accrued interest, if any, from January 29, 1996 to date of delivery.

(2) Before deducting expenses payable by Paine Webber Group Inc. (the "Company") estimated to be $90,000. See "Underwriting."

                                  ------------

    The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in New York, New York, on or about January 29, 1996.

    This Prospectus Supplement and the accompanying Prospectus may be used by the Company, PaineWebber Incorporated ("PaineWebber") or other affiliates of the Company in connection with offers and sales related to secondary market transactions in the Notes at negotiated prices related to prevailing market prices at the time of sale or otherwise. PaineWebber or such other Company affiliates may act as principal or agent in such transactions.

                              -------------------

                            PAINEWEBBER INCORPORATED

                              -------------------

          The date of this Prospectus Supplement is January 23, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR OTHER SECURITIES OF PAINE WEBBER GROUP INC. AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN ANY OVER-THE-COUNTER MARKET OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS

    On January 18, 1996, the Company announced a series of actions that, taken together, will constitute a final and comprehensive resolution of the issues related to the Company's sale of public proprietary limited partnerships in the 1980s and early 1990s including an agreement to settle all pending class actions, a settlement with the Securities and Exchange Commission (the "SEC") and an agreement to settle with the various state regulators.

    The agreements include a class action settlement of $125 million and other non-cash consideration; an SEC administrative order creating a capped $40 million fund; a civil penalty of $5 million levied by the SEC; and payments aggregating $5 million to state securities administrators. In addition, the Company has paid claims that approximate $120 million over the past several years primarily through the Company's pre-existing Early Dispute Resolution processes, with commitments to pay $7.5 million of additional investor claims, all as reflected in the SEC's administrative order.

    The Company's previously-announced pre-tax charge of $200 million in the second quarter of 1995 will cover the costs of resolving all these limited partnership claims, with the exception of certain administrative expenses related to the settlements and their implementation. The Company took a fourth quarter 1995 pre-tax charge of $30 million ($20.1 million after-tax) to cover these additional expenses. The difference between the $230 million in pre-tax charges and the total sums 1) paid or to be paid to settle client claims ($292.5 million); 2) to be paid to the SEC and various state regulators ($10 million); and 3) reserves for administrative expenses ($30 million), principally represents monies already paid in prior periods to clients and for related expenses.

    As part of the SEC settlement, the Company will retain an independent consultant to review the Company's policies and procedures concerning retail brokerage operations and the dissemination of sales and marketing materials. In addition, a committee of the Company's Board of Directors will oversee policies related to the Company's compliance efforts, and monitor the implementation of any recommendations by the consultant.

    On January 18, 1996, the Company also announced operating results for the quarter and fiscal year ended December 31, 1995. Those results and the results for the prior fiscal year and comparable quarter of the prior year are as follows:

                                                                           QUARTER ENDED DECEMBER
                                              YEAR ENDED DECEMBER 31,               31,
                                              ------------------------    ------------------------
                                               1995(A)      1994(B)(C)     1995(A)       1994(B)
                                              ----------    ----------    ----------    ----------
                                              (IN THOUSANDS EXCEPT PER    (IN THOUSANDS EXCEPT PER
                                                   SHARE AMOUNTS)              SHARE AMOUNTS)
                                              (UNAUDITED)                       (UNAUDITED)
Total Revenues.............................   $5,320,090    $3,964,077    $1,374,377    $1,039,231
Net Revenues...............................    3,350,279     2,535,424       887,672       614,567
Earnings (Loss) Before Income Taxes........      102,677        44,385        78,803       (40,499)
Net Earnings (Loss)........................       80,750        31,631        58,798       (19,299)
Earnings (Loss) Per Share:
    Primary................................        $0.54         $0.41         $0.52        $(0.28)
    Fully Diluted..........................        $0.52         $0.41         $0.50        $(0.28)

------------

 (a)  The results for the quarter and fiscal year ended December 31, 1995 include after-tax charges of $20,100,000 and $146,000,000, respectively, in connection with limited partnership issues.
 (b)  The results for the quarter and fiscal year ended December 31, 1994 include after-tax costs of $36 million related to the acquisition of certain assets and businesses of
      Kidder, Peabody Group, Inc.
 (c)  The results for the fiscal year ended December 31, 1994 also include an after-tax charge of $34 million related to a non-recurring mutual fund charge.

                                USE OF PROCEEDS

    The net proceeds, after payment of underwriting discounts and expenses, from the sale of the Notes offered hereby, estimated to be approximately $98,936,000, will be used by the Company for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at September 30, 1995 and as adjusted to give effect to the sale of the Notes offered hereby.

                                                                        ACTUAL      AS ADJUSTED
                                                                      ----------    -----------
                                                                        (IN THOUSANDS EXCEPT
                                                                               SHARES)
Long-Term Debt*:
  Medium-Term Subordinated Notes...................................   $  287,150    $   287,150
  Medium-Term Senior Notes.........................................      636,475        636,475
  7% Notes Due March 1, 2000.......................................      199,653        199,653
  6 1/4% Notes Due June 15, 1998...................................      199,643        199,643
  6 1/2% Notes Due November 1, 2005................................      199,380        199,380
  7 5/8% Notes Due February 15, 2014...............................      199,256        199,256
  7 3/4% Subordinated Notes Due September 1, 2002..................      174,390        174,390
  9 1/4% Notes Due December 15, 2001...............................      150,000        150,000
  8 7/8% Notes Due March 15, 2005..................................      114,792        114,792
  7 7/8% Notes Due February 15, 2003...............................       99,969         99,969
  Convertible Debentures...........................................       17,171         17,171
  Zero Coupon Bonds................................................       20,124         20,124
  8 1/4% Notes Due May 1, 2002.....................................      125,000        125,000
  6 3/4% Notes Due February 1, 2006 offered hereby.................       --             99,626
Redeemable Preferred Stock.........................................      186,562        186,562
Stockholders' Equity:
  Convertible Preferred Stock......................................      100,000        100,000
  Common Stock, $1 par value, 200,000,000 shares authorized; issued
    102,083,692 shares at September 30, 1995.......................      102,084        102,084
  Additional Paid-in Capital.......................................      786,841        786,841
  Retained Earnings................................................      679,414        679,414
  Common Stock held in Treasury, at cost: 3,740,987 shares at
    September 30, 1995.............................................      (71,717)       (71,717)
  Unamortized Cost of Restricted Stock Awards......................      (36,407)       (36,407)
  Foreign Currency Translation Adjustment..........................        5,308          5,308
                                                                      ----------    -----------
Total Capitalization...............................................   $4,175,088    $ 4,274,714
                                                                      ----------    -----------
                                                                      ----------    -----------

------------

* In addition to the indebtedness shown in the foregoing table, the Company and its consolidated subsidiaries had outstanding at September 30, 1995, short-term bank loans totalling $1,151,497, and commercial paper totalling $521,258.

                              DESCRIPTION OF NOTES

    The Notes are entitled 6 3/4% Notes Due 2006, are unsecured, and will be issued as a series of Senior Securities under an Indenture dated as of March 15, 1988, as amended by a supplemental indenture dated as of September 22, 1989, and by a supplemental indenture dated as of March 22, 1991, between the Company and Chemical Bank, as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus (as so amended, the "Indenture"). The statements under this caption are brief summaries of certain provisions of the Notes, do not purport to be complete, and are qualified in their entirety by reference to the Notes and the description of the general terms and provisions of the Securities set forth under the caption "Description of Securities" in the accompanying Prospectus.

GENERAL

    The Notes will be limited to $100,000,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 and any integral multiple thereof, and will mature on February 1, 2006. The Notes are not redeemable by the Company prior to maturity.

    The principal and interest on the Notes will be payable and the Notes may be transferred or exchanged at the principal corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, or at such other places as may be designated pursuant to the Indenture, provided that payment of interest may be made at the option of the Company by check mailed to registered holders. The Notes may be transferred or exchanged, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

INTEREST

    Interest on the Notes will accrue from January 29, 1996 at the rate of 6 3/4% per annum and will be payable semi-annually on February 1 and August 1 of each year, beginning August 1, 1996, to the persons in whose names the Notes are registered at the close of business on the next preceding January 15 and July 15, and may be paid by checks mailed to such persons.

CERTAIN RESTRICTIVE PROVISIONS

    The provisions set forth under the caption "Description of Securities--Certain Restrictive Provisions" in the accompanying Prospectus will apply to the Notes.

DEFEASANCE

    The Notes will be subject to defeasance as set forth under the caption "Description of Securities-- Defeasance" in the accompanying Prospectus.

INFORMATION CONCERNING THE TRUSTEE

    Chemical Bank, Trustee under the Indenture, is a depositary for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to PaineWebber, the sole Underwriter, and the Underwriter has agreed to purchase from the Company the entire $100,000,000 aggregate principal amount of the Notes. The Company has been advised by the Underwriter that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.35% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a concession not in excess of 0.25% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed.

    The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriter. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of any such trading market.

    The Underwriter is a wholly owned subsidiary of the Company. The underwriting of the Notes offered hereby will conform to the requirements set forth in applicable sections of Schedule E of the By-laws of the National Association of Securities Dealers, Inc.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments which the Underwriter may be required to make in respect thereof.

-----------------------------------          -----------------------------------
-----------------------------------          -----------------------------------

NO DEALER, SALESMAN OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS                    [INSERT LOGO]
PROSPECTUS SUPPLEMENT OR THE
PROSPECTUS AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION
MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY PAINE WEBBER
GROUP INC. OR THE UNDERWRITER. THIS
PROSPECTUS SUPPLEMENT AND THE
PROSPECTUS DO NOT CONSTITUTE AN                          $100,000,000
OFFER TO SELL OR A SOLICITATION OF
AN OFFER TO BUY ANY OF THE
SECURITIES OFFERED HEREBY IN ANY
JURISDICTION TO ANY PERSON TO WHOM
IT IS UNLAWFUL TO MAKE SUCH OFFER
OR SOLICITATION IN SUCH
JURISDICTION. THE DELIVERY OF THIS
PROSPECTUS SUPPLEMENT AND THE
PROSPECTUS AT ANY TIME DOES NOT                       PAINE WEBBER GROUP INC.
IMPLY THAT THE INFORMATION THEY
CONTAIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THEIR RESPECTIVE DATES.

        -------------------                            6 3/4% NOTES DUE 2006

         TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Supplement
  Recent Developments.................    S-2            -------------------
  Use of Proceeds.....................    S-3           PROSPECTUS SUPPLEMENT
  Capitalization......................    S-3            -------------------
  Description of Notes................    S-4
  Underwriting........................    S-4
Prospectus
  Available Information...............      2
  Documents Incorporated                               PAINEWEBBER INCORPORATED
    by Reference......................      2
  The Company.........................      3
  Use of Proceeds.....................      4
  Ratio of Earnings to Fixed
Charges...............................      4
  Description of Securities...........      4            -------------------
  ERISA Matters.......................     16
  Plan of Distribution................     17
  Limitations on Issuance of Bearer
Securities............................     18
  Legal Matters.......................     18
  Experts.............................     19           January 23, 1996

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